

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Susan Swabey
Company Secretary
Smith & Nephew plc
Building 5, Croxley Park, Hatters Lane
Watford, Hertfordshire WD18 8YE

> **Re: Smith & Nephew plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-14978**

Dear Ms. Swabey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Evaluation of internal controls, page 78

1. We note that your Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group's disclosure controls and procedures as at 31 December 2019. However, your officers did not provide a definitive conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 15(a) of Form 20-F. Please amend the filing to provide an appropriate conclusion.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences